GLOBAL corporate compliance

03045463

RECEIVED DEC 22 2003 SEC MAIL PROCESSING SECTION 158 WASH. D.C.

PROCESSED JAN 13 2004 THOMSON FINANCIAL

SUPPL

December 5, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Pacific Lottery Corporation (formerly known as Applied Gaming Solutions of Canada Inc.)
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the 9 months ended Sept 30, 2003/BC Form
2. Form 45-102F2
3. Insider Trading Report for David Aftergood – transaction date Nov 10, 2003
4. Insider Trading Report for Dale Laniuk - transaction date Nov 10, 2003
5. Insider Trading Report for Richard DeVries - transaction date Nov 10, 2003
6. Insider Trading Report for Genting International - transaction date Nov 10, 2003
7. Insider Trading Report for Kok Lim - transaction date Nov 10, 2003
8. Insider Trading Report for Justin Tan - transaction date Nov 10, 2003
9. Insider Trading Report for Peter Wallis - transaction date Nov 10, 2003

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate

dw 1/7

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

Consolidated Financial Statements of

PACIFIC LOTTERY CORPORATION

(formerly Applied Gaming Solutions of Canada Inc.)

For the nine months ended September 30, 2003 and 2002

(Unaudited)

PACIFIC LOTTERY CORPORATION

(formerly Applied Gaming Solutions of Canada Inc.)

Consolidated Balance Sheets

(Unaudited)

AS AT	September 30, 2003	December 31, 2002
Assets		
Current assets:		
Cash	$ 2,762,170	$ 89,102
Accounts receivable	75,266	2,652
Prepaid expenses	-	1,270
	2,837,436	93,024
Capital assets	710,331	438,763
Other assets	4,514	-
	$ 3,552,281	$ 531,787
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 88,311	$ 283,071
Accrued interest on debt	-	3,842,453
Related party advances	-	852,545
Short-term debt	-	2,250,000
	88,311	7,228,069
Long-term debt	-	500,000
	88,311	7,728,069
Shareholders' equity (deficiency)		
Share capital	25,733,513	16,340,824
Deficit	(22,269,543)	(23,537,106)
	3,463,970	(7,196,282)
General information (note 1)		
	$ 3,552,281	$ 531,787

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(signed)David Aftergood ,Director

(signed) Peter Wallis ,Director

PACIFIC LOTTERY CORPORATION
(formerly Applied Gaming Solutions of Canada Inc.)
Consolidated statement of Operations and deficit
(Unaudited)

	For the nine months ended September 30		For the three months ended September 30	
	2003	**2002**	**2003**	**2002**
		(restated)		(restated)
Revenue:				
Lottery	$ 47,088	$ 48,713	$ 14,872	$ 15,044
	47,088	48,713	14,872	15,044
Expenses:				
General and administrative	960,640	1,223,283	335,177	234,966
Interest on short-term debt and contracts payable	1,548	1,545,357	730	379,643
Interest on long-term debt	-	117,363	-	42,052
Depreciation and amortization	113,447	1,111,128	19,258	914,884
	1,075,635	3,997,131	355,165	1,571,545
Net loss from continuing operations	(1,028,547)	(3,948,418)	(340,293)	(1,556,501)
Other:				
Interest income	28,333	-	28,333	-
Settlement of debt	-	9,631,066	-	-
	28,333	9,631,066	28,333	-
Net income (loss)	(1,000,214)	5,682,648	(311,960)	(1,556,501)
Deficit, beginning of year	(21,269,329)	(28,508,507)	(21,957,583)	(21,269,358)
Deficit, end of year	$ (22,269,543)	$ (22,825,859)	$ (22,269,543)	$(22,825,859)
Weighted average shares outstanding	32,734,995	33,690,581	52,592,905	33,690,581
Income (loss) per share before other item	$ (0.03)	$ (0.12)	$ (0.01)	$ (0.05)
Income (loss) per share	$ (0.03)	$ 0.17	$ (0.01)	$ (0.05)

See accompanying notes to consolidated financial statements

PACIFIC LOTTERY CORPORATION
(formerly Applied Gaming Solutions of Canada Inc.)
Consolidated Statements of Cash Flows
(Unaudited)

	For the nine months ended September 30		For the three months ended September 30	
	2003	**2002**	**2003**	**2002**
Cash provided by (used in):				
Operations:				
Net income (loss)	$ (1,000,214)	$ 5,682,648	$ (311,960)	$ (1,556,501)
Items not involving cash:				
Gain on debt settlement	-	(9,631,066)	-	-
Short-term debt	-	-	-	-
Long-term debt	-	-	-	-
Foreign exchange adjustment	(175,733)	377,744	88,016	-
Amortization	113,447	1,111,128	19,258	914,884
Cash flow (outflow) from operations	(1,062,500)	(2,459,546)	(204,686)	(641,617)
Change in non-cash working capital balances	(266,104)	2,466,873	(70,530)	646,298
	(1,328,604)	7,327	(275,216)	4,681
Financing:				
Issue of common shares, net of issue costs	9,488,297	-	-	-
Issue costs	(95,917)	-	-	-
Proceeds on loan from related party	(1,276,684)	-	(107,272)	-
Retained earnings adjustment on debt settlement	(3,842,456)	-	-	-
	4,273,240	-	(107,272)	-
Investing:				
Acquisition of capital assets, net	(271,568)	-	(221,548)	-
	(271,568)	-	(221,548)	-
Increase (decrease) in cash	2,673,068	7,327	(604,036)	4,681
Cash position, beginning of year	89,102	-	3,366,206	2,646
Cash position, end of year	$ 2,762,170	$ 7,327	$ 2,762,170	$ 7,327

See accompanying notes to consolidated financial statements

Pacific Lottery Corporation (the "Company") is incorporated under the laws of the Province of Alberta. The principal business of the Company is to research, develop, manufacture, operate and manage lottery gaming central systems.

1. Significant accounting policies:

The accounting policies and methods of their application in these financial statements are unchanged from the most recent annual financial statements and therefore should be read in conjunction with the most recent annual financial statements.

2. General information:

On May 30, 2002 a 2002 Share Purchase Agreement was executed between Pacific Lottery Corporation ("PLC") and the shareholder of Emerging Market Solutions International Inc. ('EMSI"); subject to certain conditions (inclusive of debt settlement, conversion of preferred shares, and regulatory approvals of PLC), and whereby all of the shares of EMSI were sold to PLC (closing April 7, 2003). The purchase price having been 18,333,333 convertible preferred shares at an issue price of thirty cents ($0.30) per share.

The 2002 Share Purchase Agreement was made with a complimentary agreement being executed with LWSI, releasing EMSI from all obligations emanating from a previous agreement, and the signing of an agreement between PLC, EMSI, and Lottery and Wagering Solutions Inc. ("LWSI") settling the note payable owing to LWSI in exchange for shares of PLC.

The LWSI Agreement, executed on October 10, 2002, released EMSI and LWSI from all obligations, respectively, under a former acquisition agreement. In anticipation of closing on the 2002 Share Purchase Agreement, LWSI had advanced EMSI cash of approximately $1,580,000 and incurred costs of approximately $694,000, for which EMSI recognised an account payable to LWSI. Under the terms of the LWSI Agreement, LWSI accepted consideration, for the amount payable to it by EMSI, shares issued by PLC at a rate of thirty cents ($0.30) per share, as satisfaction of the outstanding liability to LWSI from EMSI. The settlement of the total liability owing to LWSI resulted in 7,962,620 additional shares of PLC being issued over and above the 18,333,333covertible preferred shares issued to the shareholder of EMSI. Closing of the LWSI Agreement effectively settled any balance owing from EMSI to LWSI. The 2002 Share Purchase Agreement closed April 7, 2003.

Closing on April 7, 2003, the Company concluded a private placement of shares with Genting International Management Services Pte. Ltd. ("GIMS"). The Company sold 18, 000,000 common shares at twenty five cents ($0.25) per share and 18,000,000 share purchase warrants convertible to common shares at twenty five cents ($0.25) per share expiring two (2) years from closing. Consideration received by the Company for this transaction was $4,500,000.

2. General information (continued):

Closing on April 7, 2003, the Company concluded a debt settlement agreement with two related parties, those extending the debt being settled, to eliminate the short-term, long-term, and accrued interest on debt. In exchange for 9,166,666 common shares of PLC the Company extinguished the $2,250,000 short term debt, $250,000 long term loan payable, $250,000 Series II preferred shares, as well as, all the interest accrued on both the short and long term debts up to the time of closing of this agreement.

Closing April 7, 2003, the Company issued 1,400,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to LWSI as a finders fee in relation to the additional financing and settlements also closed on this date.

Closing April 7, 2003, the Company has issued 100,000 warrants exercisable at thirty cents ($0.30) per share for a one and a half year (1.5) period to Leede Financial Markets Inc. per a Share Option Agreement executed on the closing date for their efforts in sponsoring of new financing and the Companies restructuring reflected in the agreements otherwise closing April 7, 2003.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC Form 51-901F

ISSUER DETAILS NAME OF ISSUER Pacific Lottery Corporation	FOR QUARTER ENDED September 30, 2003	DATE OF REPORT yy/ mm/dd 03/11/13

ISSUER'S ADDRESS 2937 - 19th Street N.E.

CITY PROVINCE Calgary Alberta	POSTAL CODE T2E 7A2	ISSUER FAX NO. 403-266-8909	ISSUER TELEPHONE NO. 403-266-8900

CONTACT NAME David Aftergood	CONTACT'S POSITION President and Chief Executive Officer	CONTACT TELEPHONE NO. 403-266-8900

CONTACT EMAIL ADDRESS davidaftergood@ags.ca	WEBSITE ADDRESS www.ags.ca

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE *(signed)*	PRINT FULL NAME **David Aftergood**	DATE SIGNED yy/mm/dd **November 13, 2003**
DIRECTOR'S SIGNATURE *(signed)*	PRINT FULL NAME **Peter Wallis**	DATE SIGNED yy/mm/dd **November 13, 2003**

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the nine months ended September 30, 2003 and 2002 are attached.

PACIFIC LOTTERY CORPORATION
FORM 51-901F - YEAR END REPORT
September 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The major components of general and administration costs are:

	September 30, 2003
Consultant fees	$303,205
Due, subscription & licenses	1,010
Salaries and benefits	101,622
Foreign exchange (gain) loss	175,733
Office expense	126,367
Professional fees	35,869
Public company costs	71,082
Rent expense	24,457
Telephone & communications expense	10,761
Travel & promotion	108,922
Vietnam G&A	98,693
Bad debt expense	(97,081)
	$960,640

2. *Related party transactions*

Due to related parties consist of:

	September 30, 2003	December 31, 2002
Due to EMSI (acquired by Corporation April 7, 2003)	$ -	$ 618,650
Due to Genting International Management Services Pte. Ltd.	-	233,895
	$ -	$ 852,545

3. *Summary of securities issued and options granted during the period*

a) Securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
August 7, 2003	Common shares		18,333,333	$0.30	$5,500,000	Converted preferred shares Series 3

b) Options granted during the period: Nil
c) Warrants granted during the period: Nil

4. *Summary of securities as at the end of the reporting period:*

a) Description of authorized share capital
Unlimited number of common shares
Unlimited number of preferred shares, issuable in series

b) Number and recorded value for shares as at the end of this reporting period

Issued and outstanding:
58,704,016 common shares with a recorded value of $25,733,513

c) Description of options and warrants outstanding

Number	Exercise Price	Expiry Date
10,000	$6.00	April 8, 2004
5,000	$9.10	June 23, 2004
28,500	$5.30	November 14, 2004
47,500	$4.60	January 25, 2005
5,652	$4.60	April 18, 2005
65,333	$3.00	May 23, 2005
18,500	$2.00	February 21, 2006
180,485		

d) Number of shares subject to escrow or pooling agreements: Nil

5. *Directors and Officers as at the date this report is signed and filed:*

Name	Position
David A. Aftergood	Director, President and Chief Executive Officer
Peter C. Wallis	Director
Dale H. Laniuk	Director
James F. Kelleher, PC, QC	Director
Larry W. Ruptash	Director
Richard W. DeVries	Director
Lim Kok Thay	Director
Justin Tan Woo Jah	Director

PACIFIC LOTTERY CORPORATION
FORM 51-901F - YEAR END REPORT
September 30, 2003

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 1 of 3)

Pacific Lottery Corporation (the "Corporation") is incorporated under the laws of the Province of Alberta. The principal business of the Corporation is to research, develop, manufacture, operate and manage lottery gaming central systems.

General

Cash

The decrease in cash is due to significant spending for development assets, including software, training, and computer hardware in relation to the new proprietory lottery system being developed by the Corporation, most immediately for use to satisfy the Ho Chi Minh contract with Detetour. Additionally, as the Corporation completed refinancing in April of this year, it has increased on going operational and project development expenses accordingly, to meet the objectives of the Vietnamese gaming agreements.

Accounts Receivable

The increase in accounts receivable is largely due to General Sales Tax (GST) input tax credits not yet received by the Corporation.

Accounts Payable

Accounts payable continues to fluctuate due to normal operational activity and some small anticipated debt repayment.

General and Administrative Expenses

The decrease in these expenses over the same period in 2002 can be attributed to reductions in overhead implemented in the last half of 2001 and continuing through 2002 into the current year. With the resumption of the companies focus on development in Vietnam following the new financing, having closed in the prior quarter, the company has seen some rise to overheads to meet the needs of its planned expansion into Vietnam.

Interest Expense

The decrease in interest expense arises out of the retirement of all the significant debt of the Corporation this quarter. A result of the closing of private placements for cash and debt forgiveness occurring April 7, 2003.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 2 of 3)

Depreciation and Amortization

Depreciation and amortization have decreased over the prior year due to a review of the cash flows being generated from Hanoi operations and the remaining life of the contract with the government of Vietnam. Those cash flows warranted a reduction to the capital asset balance of approximately $770,000 in the prior year. Charged through depreciation and amortization. With the Corporation's asset acquisitions in the current quarter and anticipated purchases, these amount will show some additional rise in future reportings.

General information:

On May 30, 2002 a 2002 Share Purchase Agreement was executed between Pacific Lottery Corporation ("PLC") and the shareholder of Emerging Market Solutions International Inc. ('EMSI"); subject to certain conditions (inclusive of debt settlement, conversion of preferred shares, and regulatory approvals of PLC), and whereby all of the shares of EMSI were sold to PLC (closing April 7, 2003). The purchase price having been 18,333,333 convertible preferred shares at an issue price of thirty cents ($0.30) per share.

The 2002 Share Purchase Agreement was made with a complimentary agreement being executed with LWSI, releasing EMSI from all obligations emanating from a previous agreement, and the signing of an agreement between PLC, EMSI, and Lottery and Wagering Solutions Inc. ("LWSI") settling the note payable owing to LWSI in exchange for shares of PLC.

The LWSI Agreement, executed on October 10, 2002, released EMSI and LWSI from all obligations, respectively, under a former acquisition agreement. In anticipation of closing on the 2002 Share Purchase Agreement, LWSI had advanced EMSI cash of approximately $1,580,000 and incurred costs of approximately $694,000, for which EMSI recognised an account payable to LWSI. Under the terms of the LWSI Agreement, LWSI accepted consideration, for the amount payable to it by EMSI, shares issued by PLC at a rate of thirty cents ($0.30) per share, as satisfaction of the outstanding liability to LWSI from EMSI. The settlement of the total liability owing to LWSI resulted in 7,962,620 additional shares of PLC being issued over and above the 18,333,333covertible preferred shares issued to the shareholder of EMSI. Closing of the LWSI Agreement effectively settled any balance owing from EMSI to LWSI. The 2002 Share Purchase Agreement closed April 7, 2003.

02-4052

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 3 of 3)

Closing on April 7, 2003, the Company concluded a private placement of shares with Genting International Management Services Pte. Ltd. ("GIMS"). The Company sold 18, 000,000 common shares at twenty five cents ($0.25) per share and 18,000,000 share purchase warrants convertible to common shares at twenty five cents ($0.25) per share expiring two (2) years from closing. Consideration received by the Company for this transaction was $4,500,000.

Closing on April 7, 2003, the Company concluded a debt settlement agreement with two related parties, those extending the debt being settled, to eliminate the short-term, long-term, and accrued interest on debt. In exchange for 9,166,666 common shares of PLC the Company extinguished the $2,250,000 short term debt, $250,000 long term loan payable, $250,000 Series II preferred shares, as well as, all the interest accrued on both the short and long term debts up to the time of closing of this agreement.

Closing April 7, 2003, the Company issued 1,400,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to LWSI as a finders fee in relation to the additional financing and settlements also closed on this date.

Closing April 7, 2003, the Company has issued 100,000 warrants exercisable at thirty cents ($0.30) per share for a one and a half (1.5) year period to Leede Financial Markets Inc. per a Share Option Agreement executed on the closing date for their efforts in sponsoring of new financing and the Companies restructuring reflected in the agreements otherwise closing April 7, 2003.

82-4832

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Complete 1. or 2.

1. Pacific Lottery Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specified that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 10, 2003 of stock options to purchase 1,450,000 common shares of Pacific Lottery Corporation at a price of $0.32 per common share, that Pacific Lottery Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution [date] of [amount or number and type pf securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Calgary, Alberta, this 14th day of November, 2003.

PACIFIC LOTTERY CORPORATION

By: *"David A. Aftergood"*
David A. Aftergood
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of the Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities legislation in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

82-4832.

Insider Information by Issuer - View Results

2003-12-05 14:22 ET

Issuer name : **pacific lottery (Starts with)**

Legend: Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Issuer Name: Pacific Lottery Corporation

Insider Name: Aftergood, David
Insider Relationship: 4 - Director of Issuer, 5 - Senior Officer of Issuer
Ceased to be Insider: Not Applicable

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
2003-09-05	Common Shares		5,448		
2003-09-05	Common Shares	Aftergood Inc.	0		
2003-09-19	Common Shares	Aftergood Trust	1,000,000		
2003-11-10	Options (Common Shares)		750,000		750,000

Insider Name: DeVries, Richard W.
Insider Relationship: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer
Ceased to be Insider: Not Applicable

Insider Name: DeVries, Richard Winston
Insider Relationship: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer
Ceased to be Insider: Not Applicable

82-4832

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
2003-09-19	Common Shares		19,500		
2003-09-19	Common Shares	Richard W. DeVries Professional Corporation	17,833,333		
2003-11-11	Options (Common Shares)		100,000		100,000

Insider Name: Genting International Management Services PTE Ltd.
Insider Relationship: 3 - 10% Security Holder of Issuer, 8 - Deemed Insider - 6 Months before becoming Insider
Ceased to be Insider: Not Applicable

2003-04-08	Common Shares		18,000,000		

Insider Name: Laniuk, Dale
Insider Relationship: 4 - Director of Issuer
Ceased to be Insider: Not Applicable

2003-09-19	Common Shares		4,288,431		
2003-06-09	Common Shares	Lee-Lan Holdings Ltd.	5,100		
2003-11-10	Options (Common Shares)		200,000		200,000

Insider Name: Lim, Kok Thay
Insider Relationship: 3 - 10% Security Holder of Issuer, 8 - Deemed Insider - 6 Months before becoming Insider, 4 - Director of Issuer
Ceased to be Insider: Not Applicable

2003-11-10	Options (Common Shares)		100,000		100,000

82-4832

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
Insider Name: Tan, Justin Wah Joo					
Insider Relationship: 3 - 10% Security Holder of Issuer, 8 - Deemed Insider - 6 Months before becoming Insider, 4 - Director of Issuer					
Ceased to be Insider: Not Applicable					
2003-11-10	Options (Common Shares)		100,000		100,000
Insider Name: Wallis, Peter					
Insider Relationship: 8 - Deemed Insider - 6 Months before becoming Insider, 4 - Director of Issuer					
Ceased to be Insider: Not Applicable					
1997-04-30	Common Shares	Peter Wallis *Consulting Limited*	13,020		
2003-11-10	Options (Common Shares)		200,000		200,000

82-4852

Insider transaction detail - View details for insider

2003-12-05 14:17 ET

Pacific Lottery Corporation

Transactions sorted by : **Insider**
Insider family name : **aftergood (Starts with)**
Given name : **david (Starts with)**

Insider name: Aftergood, David

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Pacific Lottery Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

	Transaction ID	Date of transaction	Date of filing	Ownership type	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
O	85051	2003-01-07	2003-09-18	Control or Direction : Aftergood Inc.	00 - Opening Balance-Initial SEDI Report									

82-4832

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A ' 85051	2003-01-07	2003-10-07	Control or Direction : Aftergood Inc.	00 - Opening Balance-Initial SEDI Report			1,041,684						
85501	2003-09-05	2003-09-19	Control or Direction : Aftergood Inc.	10 - Acquisition or disposition in the public market	-1,041,684	0.4600	0						
A 85051	2003-09-19	2003-09-19	Control or Direction : Aftergood Inc.	00 - Opening Balance-Initial SEDI Report									
O 85047	2003-01-07	2003-09-18	Direct Ownership :	00 - Opening Balance-Initial SEDI Report									
A ' 85047	2003-01-07	2003-10-07	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			8,264						
85504	2003-09-05	2003-09-19	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,816	0.4600	5,448						
A 85047	2003-09-19	2003-09-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report									
A 85514	2003-01-07	2003-10-07	Indirect Ownership : Aftergood Trust	00 - Opening Balance-Initial SEDI Report									
O 85514	2003-09-19	2003-09-19	Indirect Ownership : Aftergood Trust	00 - Opening Balance-Initial SEDI Report									
85516	2003-09-19	2003-09-19	Indirect Ownership : Aftergood Trust	10 - Acquisition or disposition in the public market	+1,000,000	0.4600	1,000,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Options (Common Shares)													
O 85048	2003-01-07	2003-09-18	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
A ' 85048	2003-01-07	2003-10-07	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			108,500				Common Shares		108,500
A 85048	2003-09-19	2003-09-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
122847	2003-11-10	2003-11-19	Direct Ownership :	52 - Expiration of options	-108,500		0				Common Shares	-108,500	0
122855	2003-11-10	2003-11-19	Direct Ownership :	50 - Grant of options	+750,000	0.3200	750,000			2008-11-10	Common Shares	+750,000	750,000

82-4832

Pacific Lottery Corporation

Insider transaction detail - View details for insider

2003-12-05 14:16 ET

Transactions sorted by : **Insider**
Insider family name : **laniuk (Starts with)**
Given name : **dale (Starts with)**

Insider name: Laniuk, Dale

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6); 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: Laniuk Industries Inc.

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
13538	2003-05-29	2003-05-30	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			1,819,050						

82-1022

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Convertible Preferred Shares Series 1													
13539	2003-05-29	2003-05-30	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			1,750,000						
Security designation: Options (Common Shares)													
13540	2003-05-29	2003-05-30	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			1,237,500				Common Shares		1,237,500
13544	2003-05-30	2003-05-30	Direct Ownership :	50 - Grant of options	+682,000	0.4500	1,919,500			2007-04-24	Common Shares	+682,000	1,919,500

Issuer name: Pacific Lottery Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares													
39842	2003-06-09	2003-07-09	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			4,788,431						
86559	2003-09-19	2003-09-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-500,000	0.4600	4,288,431						
39865	2003-06-09	2003-07-09	Indirect Ownership : Lee-Lan Holdings Ltd.	00 - Opening Balance-Initial SEDI Report			5,100						
Security designation: Options (Common Shares)													
123536	2003-06-09	2003-11-20	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		

82-483

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
123560	2003-11-10	2003-11-20	Direct Ownership :	50 - Grant of options	+200,000	0.3200	200,000			2008-11-11	Common Shares	+200,000	200,000

82-4832

Pacific Lottery Corporation

Insider transaction detail - View details for insider

2003-12-05 14:20 ET

Transactions sorted by : **Insider**
Insider family name : **Devries (Starts with)**
Given name : **richard (Starts with)**

Insider name: DeVries, Richard Winston

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: General Properties Ltd.

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 6 - Director or Senior Officer of 10% Security Holder

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
102194	2003-08-08	2003-10-16	Indirect Ownership : Oceanic Greystone Securities Inc.	00 - Opening Balance-Initial SEDI Report									

82-4832

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
102195	2003-08-08	2003-10-16	Indirect Ownership : Oceanic Greystone Securities Inc.	10 - Acquisition or disposition in the public market	+4,000,000	0.0200	4,000,000						

Issuer name: Goldsat Mining Inc.

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer

Security designation: Common Shares

115192	2003-10-31	2003-11-07	Indirect Ownership : Oceanic Greystone Securities Inc.	00 - Opening Balance-Initial SEDI Report			1,394,500						
115700	2003-10-31	2003-11-07	Indirect Ownership : Oceanic Greystone Securities Inc.	16 - Acquisition or disposition under a prospectus exemption	+1,000,000	0.1000	2,394,500						

Issuer name: Pacific Lottery Corporation

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer

Security designation: Common Shares

85808	2003-09-19	2003-09-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			19,500						
85806	2003-09-19	2003-09-19	Indirect Ownership : Richard W. DeVries Professional Corporation	00 - Opening Balance-Initial SEDI Report			18,333,333						
85812	2003-09-19	2003-09-19	Indirect Ownership : Richard W. DeVries Professional Corporation	10 - Acquisition or disposition in the public market	-500,000	0.4600	17,833,333						

Security designation: Options (Common Shares)

123735	2003-09-19	2003-11-20	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		

82-4832

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
123741	2003-11-11	2003-11-20	Direct Ownership :	50 - Grant of options	+100,000		100,000		0.3200	2008-11-11	Common Shares	+100,000	100,000

Issuer name: Tallagium Corporation

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

45627	2003-06-30	2003-07-17	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			230,241	
45634	2003-07-11	2003-07-17	Direct Ownership :	11 - Acquisition or disposition carried out privately	+900,000	0.0200	1,130,241	1,130,241

Issuer name: Zeo-Tech Enviro Corp.

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 6 - Director or Senior Officer of 10% Security Holder

Security designation: Common Shares

O	102200	2003-10-16	2003-10-16	Indirect Ownership : Oceanic Greystone Securities Inc.	00 - Opening Balance-Initial SEDI Report			
A	102200	2003-10-16	2003-10-16	Indirect Ownership : Oceanic Greystone Securities Inc.	00 - Opening Balance-Initial SEDI Report			3,930,500

82-4832

Insider transaction detail - View details for insider

2003-12-05 14:28 ET

Transactions sorted by : **Insider**
Insider company name : **genting (Starts with)**

Pacific Lottery

Insider name: Genting International Management Services PTE Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: Pacific Lottery Corporation

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 8 - Deemed Insider - 6 Months before becoming Insider

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
124646	2003-04-08	2003-11-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			18,000,000						

82-4852

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

82-4832

Insider transaction detail - View details for insider

2003-12-05 14:29 ET

Pacific Lottery

Transactions sorted by : **Insider**
Insider family name : **lim (Starts with)**
Given name : **kok (Starts with)**

Insider name: Lim, Kok Thay

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Pacific Lottery Corporation

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 8 - Deemed Insider - 6 Months before becoming Insider, 4 - Director of Issuer

Security designation: Options (Common Shares)

123891	2003-04-08	2003-11-20	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		

82-4832

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
123894	2003-11-10	2003-11-20	Direct Ownership :	50 - Grant of options	+100,000	0.3200	100,000			2008-11-10	Common Shares	+100,000	100,000

82-4832

Insider transaction detail - View details for insider

2003-12-05 14:31 ET

Pacific Lottery

Transactions sorted by : **Insider**
Insider family name : **tan (Starts with)**
Given name : **justin (Starts with)**

Insider name: Tan, Justin Wah Joo

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: Pacific Lottery Corporation													
Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 8 - Deemed Insider - 6 Months before becoming Insider, 4 - Director of Issuer													
Security designation: Options (Common Shares)													
123899	2003-04-08	2003-11-20	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		

82-4832

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
123900	2003-11-10	2003-11-20	Direct Ownership :	50 - Grant of options	+100,000	0.3200	100,000			2008-11-10	Common Shares	+100,000	100,000

82-4832

Insider transaction detail - View details for insider

2003-12-05 14:32 ET

Pacific Lottery

Transactions sorted by : **Insider**
Insider family name : **wallis (Starts with)**
Given name : **peter (Starts with)**

Insider name: Wallis, Peter

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Pacific Lottery Corporation

Insider's Relationship to Issuer: 8 - Deemed Insider - 6 Months before becoming Insider, 4 - Director of Issuer

Security designation: Common Shares

O 124088	1996-05-20	2003-11-20	Control or Direction : Peter Wallis Consulting Limited	00 - Opening Balance-Initial SEDI Report									

82-4832

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A 124088	1997-04-30	2003-11-20	Control or Direction : Peter Wallis Consulting Limited	00 - Opening Balance-Initial SEDI Report			13,020						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
O 124089	1996-05-20	2003-11-20	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
A 124089	1997-04-30	2003-11-20	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
124092	2003-11-10	2003-11-20	Direct Ownership :	53 - Grant of warrants	+200,000	0.3200	200,000			2008-11-10	Common Shares	+200,000	200,000